Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2015 Unaudited Financial Results

Guangzhou, China, March 21, 2016 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the fourth quarter and full year 2015.

Fourth Quarter 2015 Highlights

•	Net revenues increased by 62.3% to RMB1,899.8 million (US$293.3 million) from RMB1,170.6 million in the corresponding period of 2014.

Full Year 2015 Highlights

•	Net revenues increased by 60.3% to RMB5,897.2 million (US$910.4 million) from RMB3,678.4 million in 2014.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are pleased to report another strong quarter as we saw continued top-line growth momentum across our core business segments, namely online music and entertainment, online dating, and Huya broadcasting. Furthermore, in our online music and entertainment business, revenues from mobile grew at an impressive rate of 452% year over year and accounted for 45% of total revenues in the fourth quarter of 2015. Going forward, we will continue to build up our mobile offering and introduce other innovative services as we strive to meet the evolving demands of users in the dynamic mobile internet market. As we continue to augment and adapt the services across our healthy ecosystem, we are confident in our ability to strengthen our position as the leading real-time internet platform in China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “In the fourth quarter of 2015, we continued to see strong top-line growth with our net revenues increasing by 62.3% year over year, primarily reflecting our core business growth, but partially offset by the expected ongoing softness of the online game business. In addition, we further increased our paying users by 29.9% year over year to 3.2 million as of December 31, 2015. The mobile-end was a strong driver of our overall growth in the fourth quarter. Particularly in our core online music and entertainment business, mobile ARPU increased by 139% year over year to RMB388, and mobile paying users increased by 131% year over year to 1.4 million. As we move forward, we remain confident in our ability to roll out new, innovative services to our massive community of users and strengthen our ecosystem.”

Fourth Quarter 2015 Financial Results

NET REVENUES

Net revenues increased by 62.3% to RMB1,899.8 million (US$293.3 million) in the fourth quarter of 2015 from RMB1,170.6 million in the corresponding period of 2014, primarily driven by the increase in IVAS revenues. IVAS revenues, which mainly consisted of revenues from online music and entertainment, online games, online dating, Huya broadcasting and YY's membership program, increased by 60.7% to RMB1,832.0 million (US$282.8 million) in the fourth quarter of 2015 from RMB1,140.2 million in the corresponding period of 2014. The increase in IVAS revenues was primarily driven by a 29.9% year-over-year increase in the number of paying users and a 24.3% year-over-year increase in average revenue per user (“ARPU”).

Revenues from online music and entertainment increased by 69.3% to RMB1,145.0 million (US$176.8 million) in the fourth quarter of 2015 from RMB676.2 million in the corresponding period of 2014. This increase was driven by a year-over-year increase of 44.5% in the number of paying users to 2,157,000, and a year-over-year increase of 17.2% in ARPU to RMB531. Moreover, mobile ARPU continues to experience solid acceleration, having grown 139% to RMB388 in the fourth quarter of 2015 from RMB162 in the corresponding period of 2014. In addition, the Company held its 2015 YY Entertainment Annual Event Competition in December 2015, which, as in prior years, proved to be a successful iconic event in the industry and boosted the Company’s online music and entertainment revenues.

Revenues from online games were RMB172.4 million (US$26.6 million) in the fourth quarter of 2015, as compared to RMB229.4 million in the corresponding period of 2014. This decline was primarily caused by a 32.5% year-over-year decrease in paying users to 340,000, which reflects the continued softness in China’s web game market, but was partially offset by an 11.4% year-over-year increase in ARPU of online games.

Revenues from online dating increased by 102.4% to RMB189.2 million (US$29.2 million) in the fourth quarter of 2015 from RMB93.5 million in the corresponding period of 2014. This increase primarily resulted from a 109.3% year-over-year increase in ARPU to RMB837 in the fourth quarter of 2015, partially driven by the contribution from the 2015 YY Online Dating Annual Event Competition, which was held for the first time in December 2015.

Other IVAS revenues, mainly including Huya broadcasting and membership subscription fees, increased by 130.6% to RMB325.4 million (US$50.2 million) in the fourth quarter of 2015 from RMB141.1 million in the corresponding period of 2014. Revenues from Huya broadcasting increased by 152.2% to RMB133.6 million (US$20.6 million) in the fourth quarter of 2015 from RMB53.0 million in the corresponding period of 2014. Revenues from membership subscription fees increased by 36.4% to RMB80.8 million (US$12.5 million) in the fourth quarter of 2015 from RMB59.3 million in the corresponding period of 2014, which reflected a 3.3% increase in the number of members to 1,086,000 as of December 31, 2015 from 1,051,000 as of December 31, 2014.

Other revenues, mainly including revenues from the Company's online education platform, 100 Education, online advertising revenues from Duowan.com, and e-commerce, increased by 123.1% to RMB67.8 million (US$10.5 million) in the fourth quarter of 2015 from RMB30.4 million in the corresponding period of 2014.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 87.1% to RMB1,168.2 million (US$180.3 million) in the fourth quarter of 2015 from RMB624.5 million in the corresponding period of 2014, primarily attributable to an increase in revenue-sharing fees and content costs to RMB807.3 million (US$124.6 million) in the fourth quarter of 2015 from RMB397.8 million in the corresponding period of 2014. The increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was in line with the increase in revenues and was primarily due to the higher level of user engagement and spending driven by promotional activities, as well as the Company’s investments in expanding the amount of new and innovative content it provides to users. In addition, bandwidth costs increased to RMB161.1 million (US$24.9 million) in the fourth quarter of 2015 from RMB117.8 million in the corresponding period of 2014, primarily reflecting the continued user base expansion and the video quality improvements.

Gross profit increased by 34.0% to RMB731.6 million (US$112.9 million) in the fourth quarter of 2015 from RMB546.1 million in the corresponding period of 2014. Gross margin was 38.5% in the fourth quarter of 2015 compared with 46.7% in the corresponding period of 2014. The year-over-year decrease in gross margin was primarily attributable to the change in the Company's business mix to include new business lines involving user-generated content, and higher revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses for the fourth quarter of 2015 increased by 59.6% to RMB354.6 million (US$54.7 million) from RMB222.2 million in the corresponding period of 2014. This increase was primarily attributable to an increase in sales and marketing expenses, particularly those associated with mobile product promotion, as well as general and administrative expenses, driven by the Company’s overall business expansion.

Operating income in the fourth quarter of 2015 increased by 25.6% to RMB409.8 million (US$63.3 million), as compared to RMB326.3 million in the corresponding period of 2014. Operating margin in the fourth quarter of 2015 was 21.6%, as compared to 27.9% in the corresponding period of 2014.

Non-GAAP operating income1 increased by 29.3% to RMB471.0 million (US$72.7 million) in the fourth quarter of 2015 from RMB364.3 million in the corresponding period of 2014. Non-GAAP operating margin2 decreased to 24.8% in the fourth quarter of 2015 from 31.1% in the corresponding period of 2014.

NET INCOME

Net income attributable to YY Inc. was RMB359.2 million (US$55.5 million) in the fourth quarter of 2015, as compared to RMB372.8 million in the corresponding period of 2014. Net margin in the fourth quarter of 2015 was 18.9%, as compared to 31.8% in the corresponding period of 2014. Non-GAAP net income attributable to YY Inc.3 increased by 2.3% to RMB420.4 million (US$64.9 million), as compared to RMB410.8 million in the corresponding period of 2014. Non-GAAP net margin4 was 22.1% in the fourth quarter of 2015, as compared to 35.1% in the corresponding period of 2014.

NET INCOME PER ADS

Diluted net income per ADS5 increased by 1.5% to RMB6.24 (US$0.96) in the fourth quarter of 2015 from RMB6.15 in the corresponding period of 2014.

Non-GAAP diluted net income per ADS6 increased by 7.6% to RMB7.25 (US$1.12) in the fourth quarter of 2015 from RMB6.74 in the corresponding period of 2014.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2015, the Company had cash and cash equivalents of RMB928.9 million (US$143.4 million) and short-term deposits and restricted short-term deposits of RMB2,284.2 million (US$352.6 million). For the fourth quarter of 2015, net cash from operating activities was RMB707.6 million (US$109.2 million).

SHARES OUTSTANDING

As of December 31, 2015, the Company had a total of 1,097.8 million common shares outstanding, or the equivalent of 54.9 million ADSs outstanding.

1Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

2Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

3Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

4Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

5ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

6Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

FULL YEAR 2015 FINANCIAL RESULTS

For the full year of 2015, net revenues increased by 60.3% to RMB5,897.2 million (US$910.4 million) from RMB3,678.4 million in 2014, primarily driven by a 60.3% increase in IVAS revenues.

Net income attributable to YY Inc. for the full year of 2015 was RMB1,033.2 million (US$159.5 million), compared with RMB1,064.5 million in 2014. Net margin for the full year of 2015 was 17.5%, compared with 28.9% in 2014.

Non-GAAP net income attributable to YY Inc. for the full year of 2015 increased by 1.6% to RMB1,218.6 million (US$188.1 million) from RMB1,199.1 million in 2014. Non-GAAP net margin was 20.7% for the full year of 2015, compared to 32.6% for the full year of 2014.

Diluted net income per ADS for the full year of 2015 increased to RMB17.96 (US$2.77) from RMB17.76 in the prior year. Non-GAAP diluted net income per ADS for the full year of 2015 increased to RMB21.18 (US$3.27) from RMB20.01 in the prior year.

For the full year of 2015, net cash from operating activities was RMB1,780.2 million (US$274.8 million).

Recent Development

In the fourth quarter of 2015, the Company invested RMB1,860.5 million (US$287.2 million) in purchasing land for future office space in the Pazhou Internet Innovation Zone in order to accommodate future work force expansion and reduce long-term operating costs.

Conference Call Information

The Company will hold a conference call on Monday, March 21, 2016 at 8:00 pm Eastern Daylight Time or Tuesday, March 22, 2016 at 8:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 68691605

The replay will be accessible through March 29, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	# 68691605

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect on December 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing, as well as uncertainties relating to the proposed “going-private” transaction. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	475,028	928,934	143,403
Short-term deposits	4,214,576	1,894,946	292,529
Restricted short-term deposits	100,000	389,221	60,085
Accounts receivable, net	257,436	132,353	20,432
Inventory	1,445	14,385	2,221
Amount due from related parties	61,073	5,297	818
Prepayments and other current assets	204,139	147,823	22,822
Deferred tax assets	111,436	116,921	18,049

Total current assets	5,425,133	3,629,880	560,359

Non-current assets
Deferred tax assets	1,392	3,363	519
Investments	186,654	567,557	87,616
Property and equipment, net	234,228	843,449	130,206
Intangible assets, net	154,034	146,437	22,606
Goodwill	300,382	151,638	23,409
Other non-current assets	560,971	1,985,714	306,541

Total non-current assets	1,437,661	3,698,158	570,897

Total assets	6,862,794	7,328,038	1,131,256

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	101,525	129,819	20,041
Deferred revenue	356,150	385,300	59,480
Advances from customers	34,127	55,086	8,504
Income taxes payable	89,161	107,403	16,580
Accrued liabilities and other current liabilities	478,703	681,889	105,266
Amounts due to related parties	30,892	24,917	3,847

Total current liabilities	1,090,558	1,384,414	213,718

Non-current liabilities
Convertible debt	2,447,980	2,597,403	400,970
Long-term payable	183,000	-	-
Deferred revenue	24,383	20,752	3,204
Deferred tax liabilities	26,709	16,817	2,596

Total non-current liabilities	2,682,072	2,634,972	406,770

Total liabilities	3,772,630	4,019,386	620,488

 YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$

Mezzanine equity	-	61,833	9,545

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 706,173,568 shares issued and outstanding as of December 31, 2014 and 728,227,848 shares issued and outstanding as of December 31, 2015, respectively)	43	43	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 427,352,696 shares issued and outstanding as of December 31, 2014 and 369,557,976 shares issued and outstanding as of December 31, 2015, respectively)	30	27	4
Additional paid-in capital	2,900,458	2,011,799	310,568
Statutory reserves	56,469	56,507	8,723
Retained earnings	173,963	1,207,168	186,355
Accumulated other comprehensive losses	(40,799)	(36,385)	(5,617)
Noncontrolling interests	-	7,660	1,183

Total shareholders’ equity	3,090,164	3,246,819	501,223

Total liabilities, mezzanine equity and
shareholders’ equity	6,862,794	7,328,038	1,131,256

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	676,192	854,306	1,144,998	176,757	2,109,503	3,320,052	512,528
—Online games	229,398	168,332	172,398	26,614	811,699	771,882	119,158
—Online dating	93,497	172,641	189,194	29,207	194,134	651,019	100,500
—Other IVAS	141,146	222,797	325,427	50,237	415,689	918,006	141,716
Other revenues	30,405	71,886	67,827	10,471	147,343	236,290	36,477

Total net revenue	1,170,638	1,489,962	1,899,844	293,286	3,678,368	5,897,249	910,379

Cost of revenues(1)	(624,494)	(905,489)	(1,168,239)	(180,345)	(1,849,149)	(3,579,744)	(552,617)

Gross profit	546,144	584,473	731,605	112,941	1,829,219	2,317,505	357,762

Operating expenses(1)
Research and development expenses	(115,425)	(153,008)	(152,678)	(23,569)	(431,188)	(548,799)	(84,720)
Sales and marketing expenses	(49,021)	(84,074)	(114,174)	(17,625)	(102,527)	(312,870)	(48,299)
General and administrative expenses	(57,762)	(147,312)	(87,788)	(13,552)	(223,019)	(358,474)	(55,339)
Goodwill impairment	-	(199,425)	-	-	-	(310,124)	(47,875)
Fair value change of contingent consideration	-	182,476	-	-	-	292,471	45,150

Total operating expenses	(222,208)	(401,343)	(354,640)	(54,746)	(756,734)	(1,237,796)	(191,083)
Other income	2,355	17,156	32,814	5,066	6,319	82,300	12,705

Operating income	326,291	200,286	409,779	63,261	1,078,804	1,162,009	179,384

Other non-operating income/(expenses)	36,714	-	-	-	36,714	(2,165)	(334)
Gain on disposal of an equity investment	-	-	-	-	999	-	-
Foreign currency exchange gains (losses), net	4,096	(37,119)	187	29	(10,399)	(38,099)	(5,881)
Interest expense	(18,610)	(24,983)	(32,016)	(4,942)	(56,607)	(97,125)	(14,994)
Interest income	48,595	30,555	26,185	4,042	164,969	137,892	21,287

Income before income tax expenses	397,086	168,739	404,135	62,390	1,214,480	1,162,512	179,462

Income tax expenses	(29,079)	(45,862)	(51,561)	(7,960)	(154,283)	(178,327)	(27,529)

Income before share of income in equity method investments, net of income taxes	368,007	122,877	352,574	54,430	1,060,197	984,185	151,933

Share of income in equity method investments, net of income taxes	4,790	3,567	3,233	499	4,275	14,120	2,180

Net income	372,797	126,444	355,807	54,929	1,064,472	998,305	154,113

Less: Net loss attributable to non-controlling interest	-	(29,930)	(3,409)	(526)	-	(34,938)	(5,393)

Net income attributable to YY Inc.	372,797	156,374	359,216	55,455	1,064,472	1,033,243	159,506

Other comprehensive (loss) income :
Foreign currency translation adjustments, net of nil tax	(5,799)	673	(360)	(56)	3,638	4,414	681

Comprehensive income attributable to YY Inc.	366,998	157,047	358,856	55,399	1,068,110	1,037,657	160,187

Net income per ADS
—basic	6.42	2.80	6.42	0.99	18.46	18.37	2.84
—diluted	6.15	2.75	6.24	0.96	17.76	17.96	2.77

Weighted average number of ADS used in calculating net income per ADS
—basic	58,081,100	55,918,954	55,976,338	55,976,338	57,657,035	56,259,499	56,259,499
—diluted	63,684,904	56,884,168	60,655,008	60,655,008	59,927,174	57,541,558	57,541,558

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	5,658	8,723	8,871	1,369	18,037	23,963	3,699
Research and development expenses	14,492	27,121	29,240	4,514	54,141	70,951	10,953
Sales and marketing expenses	1,070	1,191	1,089	168	2,807	3,283	507
General and administrative expenses	16,802	43,695	22,009	3,398	59,647	87,175	13,458

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2014	September 30, 2015	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	326,291	200,286	409,779	63,261	1,078,804	1,162,009	179,384
Share-based compensation expenses	38,022	80,730	61,209	9,449	134,632	185,372	28,617

Non-GAAP operating income	364,313	281,016	470,988	72,710	1,213,436	1,347,381	208,001

Net income attributable to YY Inc.	372,797	156,374	359,216	55,455	1,064,472	1,033,243	159,506
Share-based compensation expenses	38,022	80,730	61,209	9,449	134,632	185,372	28,617

Non-GAAP net income attributable to YY Inc.	410,819	237,104	420,425	64,904	1,199,104	1,218,615	188,123

Non-GAAP net income per ADS
—Basic	7.07	4.24	7.51	1.16	20.80	21.66	3.34
—Diluted	6.74	4.17	7.25	1.12	20.01	21.18	3.27

Weighted average numbers of ADS used in calculating Non-GAAP net income per ADS:
—Basic	58,081,100	55,918,954	55,976,338	55,976,338	57,657,035	56,259,499	56,259,499
—Diluted	63,684,904	56,884,168	60,655,008	60,655,008	59,927,174	57,541,558	57,541,558

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	1,144,998	-	1,144,998	-	-	1,144,998	176,757
—Online games	172,398	-	172,398	-	-	172,398	26,614
—Online dating	189,194	-	189,194	-	-	189,194	29,207
—Other IVAS	191,781	-	191,781	133,646	-	325,427	50,237
Other revenues	-	31,473	31,473	-	36,354	67,827	10,471

Total net revenue	1,698,371	31,473	1,729,844	133,646	36,354	1,899,844	293,286

Cost of revenues(1)			(930,954)	(203,297)	(33,988)	(1,168,239)	(180,345)

Gross profit (loss)			798,890	(69,651)	2,366	731,605	112,941

Operating expenses(1)
Research and development expenses			(124,330)	(20,131)	(8,217)	(152,678)	(23,569)
Sales and marketing expenses			(94,192)	(11,215)	(8,767)	(114,174)	(17,625)
General and administrative expenses			(71,847)	(6,926)	(9,015)	(87,788)	(13,552)

Total operating expenses			(290,369)	(38,272)	(25,999)	(354,640)	(54,746)
Other income			32,814	-	-	32,814	5,066

Operating income (loss)			541,335	(107,923)	(23,633)	409,779	63,261

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,104	639	128	8,871	1,369
Research and development expenses	24,373	2,246	2,621	29,240	4,514
Sales and marketing expenses	938	151	-	1,089	168
General and administrative expenses	17,430	146	4,433	22,009	3,398

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	541,335	(107,923)	(23,633)	409,779	63,261
Share-based compensation expenses	50,845	3,182	7,182	61,209	9,449

Non-GAAP operating income (loss)	592,180	(104,741)	(16,451)	470,988	72,710

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	854,306	-	854,306	-	-	854,306	134,418
—Online games	168,332	-	168,332	-	-	168,332	26,486
—Online dating	172,641	-	172,641	-	-	172,641	27,164
—Other IVAS	140,420	-	140,420	82,377	-	222,797	35,055
Other revenues	-	32,222	32,222	-	39,664	71,886	11,311

Total net revenue	1,335,699	32,222	1,367,921	82,377	39,664	1,489,962	234,434

Cost of revenues(1)			(695,373)	(171,212)	(38,904)	(905,489)	(142,471)

Gross profit (loss)			672,548	(88,835)	760	584,473	91,963

Operating expenses(1)
Research and development expenses			(123,378)	(18,233)	(11,397)	(153,008)	(24,075)
Sales and marketing expenses			(62,754)	(8,788)	(12,532)	(84,074)	(13,228)
General and administrative expenses			(72,254)	(6,021)	(69,037)	(147,312)	(23,178)
Goodwill impairment			(128,034)	-	(71,391)	(199,425)	(31,378)
Fair value change of contingent consideration			108,858	-	73,618	182,476	28,711

Total operating expenses			(277,562)	(33,042)	(90,739)	(401,343)	(63,148)
Other income			17,156	-	-	17,156	2,699

Operating income (loss)			412,142	(121,877)	(89,979)	200,286	31,514

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	8,194	367	162	8,723	1,372
Research and development expenses	23,065	1,559	2,497	27,121	4,267
Sales and marketing expenses	1,189	2	-	1,191	187
General and administrative expenses	15,381	130	28,184	43,695	6,875

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	412,142	(121,877)	(89,979)	200,286	31,514
Share-based compensation expenses	47,829	2,058	30,843	80,730	12,701

Non-GAAP operating income (loss)	459,971	(119,819)	(59,136)	281,016	44,215